Exhibit 99.1

News release

Cenovus generates $1.8 billion in adjusted funds flow in Q2 2021
Delivers free funds flow of $1.3 billion

Calgary, Alberta (July 29, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continues to demonstrate the strengths of the company’s integrated portfolio in its second quarter results, generating cash from operating activities of $1.4 billion, adjusted funds flow of $1.8 billion and free funds flow of $1.3 billion, supporting a reduction in net debt of nearly $1 billion since March 31, 2021. Total production of nearly 770,000 barrels of oil equivalent per day (BOE/d) despite planned turnarounds at several assets, and strong realized commodity prices in the upstream business along with continued recovery of demand for U.S. downstream products drove Cenovus’s strong financial performance, which the company expects will continue through the rest of the year.

“Our results underscore the earnings power of the combined company as we further integrate and deliver on our expanded asset base,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “We posted a strong second quarter and expect to accelerate deleveraging in the second half of this year.”

Second quarter highlights
•Generated cash from operating activities of $1.4 billion, adjusted funds flow of $1.8 billion and free funds flow of $1.3 billion.
•Increasing production guidance for 2021 by 2% with total capital guidance unchanged.
•On track to achieve $1.2 billion of run-rate synergies and net debt of $10 billion by end of 2021.

Financial, production & throughput summary
(For the period ended June 30)	2021 Q2	2020 Q2[1]	% change[1]
Financial ($ millions, except per share amounts)
Cash from operating activities	1,369	(834)
Adjusted funds flow[2,3]	1,817	(469)
Per share (basic)	0.90	(0.38)
Capital investment	534	147	263
Free funds flow[2,3]	1,283	(616)
Net earnings (loss)	224	(235)
Per share (basic)	0.11	(0.19)
Net debt[2]	12,390	8,232	51
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)	614,900	400,050	54
Natural gas (MMcf/d)	906	392	131
Total upstream production (BOE/d)	765,900	465,415	65
Total downstream throughput (bbls/d)	539,000	162,300	232
1 Comparative figures include Cenovus results prior to the January 1, 2021 closing of the Husky transaction and do not reflect historical data from Husky.
2 Adjusted funds flow, free funds flow and net debt are non-GAAP measures. See Advisory.
3 Prior period has been restated to conform with the current definition of adjusted funds flow.

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Overview of Q2 results
Progress on integration and synergies
In the second quarter, integration expenditures of $46 million included costs associated with workforce reductions and consolidation of debt, head offices and IT systems. Integration expenditures for the first six months of 2021 were $291 million, including $34 million in capitalized costs.

Cenovus has reduced its integration costs guidance for 2021 to between $400 million and $450 million. The company remains on pace to realize at least $1 billion in synergies in 2021 and to reach its go-forward annual run-rate of $1.2 billion in synergies by the end of this year. Total integration costs for the Husky transaction are still expected to be in the range of $500 million to $550 million, with the remainder to be spent in 2022.

The company continues to identify additional synergies for its expanded asset base, including further opportunities to apply Cenovus’s in situ operating expertise to improve the performance of assets in Alberta and Saskatchewan. For example, through the application of the company’s operating philosophy, including the use of downhole temperature monitoring data, the Lloydminster thermal projects achieved quarterly average daily production of 97,700 barrels per day (bbls/d) and similar opportunities at the other Oil Sands assets are being evaluated. The marketing team is also leveraging the broader portfolio of assets and transportation contracts to optimize sales and marketing activities for our production.

“We continue to make great progress on our integration and remain focused on accessing the next layer of synergies,” said Pourbaix. “We benefit from a top-tier asset base with a wealth of opportunities to improve returns, all guided by an experienced team with a track record of safe and reliable operations.”

Financial results
Operating margin for the quarter was $2.2 billion, compared with $1.9 billion in the first quarter of 2021 and $291 million in the second quarter of 2020. The improvement over 2020 was primarily driven by higher commodity prices, increased sales volumes and higher downstream throughputs due to the addition of Husky assets. This was delivered while completing several planned turnarounds, speaking to the strength of the company’s overall production base. Second quarter operating margin was also impacted by realized risk management losses and receipt of cash related to a take or pay contract for the Bruderheim crude-by-rail terminal operations.

Adjusted funds flow of $1.8 billion included the impact of integration costs incurred in the quarter. Cash from operating activities was $1.4 billion, including changes in non-cash working capital of $430 million. Free funds flow of $1.3 billion included capital investment in the quarter of $534 million. The company continues to expect total capital expenditures for the year in the range of $2.3 billion to $2.7 billion.

Cenovus generated net earnings of $224 million in the second quarter compared with a net loss of $235 million in the same period of 2020. The improvement in net earnings was driven by higher operating margin, partially offset by higher unrealized risk management losses and integration costs.

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The company recorded a realized loss on risk management of $199 million in the second quarter of 2021, primarily related to inventory risk management which was offset by higher revenues from the physical sales. Risk management gains and losses are a result of both inventory risk management and corporate hedging. Inventory risk management is undertaken to ensure that as decisions are made to transport or store barrels, the margin on this transaction is captured. Resulting inventory risk management gains or losses are designed to mirror revenue gains or losses on the related physical transactions. It should be expected that in periods of rising price environments, the company will report inventory risk management losses that are offset by physical positions and vice versa. In the second quarter, crude oil production volumes exceeded sales volumes as the company exercised its ability to store and defer a portion of sales to realize higher price opportunities.

Asset sales update
During the second quarter, as previously announced, Cenovus divested its gross overriding royalty (GORR) in the Marten Hills area of Alberta for gross cash proceeds of $102 million, which were used to repay debt. In addition, Cenovus entered into agreements in June and July to divest assets in the East Clearwater and Kaybob areas of Alberta for total expected cash proceeds of approximately $110 million. Combined net production from the East Clearwater and Kaybob assets was approximately 12,000 BOE/d (about 45% oil and NGLs) and the sale of these assets is now assumed in the updated 2021 Guidance ranges for the Conventional segment. Both sales are expected to close around the middle of the third quarter of 2021 and proceeds will be used for debt reduction. In line with its strategy, Cenovus will pursue further value accretive asset sales through the balance of 2021 to accelerate debt reduction towards its interim net debt target of $10 billion.

Debt Repayment
Net debt at the end of the second quarter was $12.4 billion, compared with $13.3 billion at March 31, 2021, with the nearly $1 billion decrease primarily due to free funds flow of $1.3 billion and an unrealized foreign exchange gain of $150 million on U.S. denominated debt, partially offset by a net change in non-cash working capital of $389 million. The increase in non-cash working capital was related to an increase in inventories and accounts receivable, partially offset by an increase in accounts payable. Inventories increased as U.S. refinery utilization ramped up and product was stored in June for sale at higher prices in the third quarter, and accounts receivable increased mainly due to higher commodity and refined product prices.

Deleveraging remains a top priority and Cenovus expects to meet its interim net debt target of $10 billion within 2021, assuming current commodity prices and foreign exchange rates hold, with a longer-term target of $8 billion or lower. The company will continue to prioritize the balance sheet after reaching $10 billion net debt, however opportunities for incremental shareholder returns and investment in the business will be considered around achievement of the interim target.

Consistent operating performance
Cenovus produced 765,900 BOE/d in the quarter, resulting in a total upstream operating margin of about $1.9 billion. Oil Sands crude oil production of 549,400 bbls/d was driven by record production at Christina Lake and the Lloydminster thermal operations, and partially offset by planned

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turnarounds at Foster Creek, Sunrise and several Lloydminster thermal projects. As a result of continued strong performance, Cenovus has updated its 2021 production guidance to between 750,000 BOE/d and 790,000 BOE/d.

In the company’s downstream operations, the Canadian upgrading and refining business had a utilization rate in the second quarter of 94%. The U.S. refineries continued to ramp up throughput to 435,500 bbls/d, in line with increasing demand for refined products and improved market crack spreads. U.S. throughput was affected by planned and unplanned maintenance at the Wood River and Borger refineries, and planned third-party pipeline outages on lines supplying the Lima Refinery. Total downstream operating margin was $291 million.

Health and safety
Cenovus continues to prioritize the health and safety of its staff and neighbouring communities. As provinces in Western Canada continue to roll out vaccination programs and ease COVID-19 restrictions, Cenovus is gradually adjusting the protocols at its operations in those areas, aligned with the direction of governments, public health officials and the company’s internal health and safety experts. Office staff in Western Canada are beginning to return to the workplace, with Calgary employees returning in early September. Staff in other regions previously returned to the office following local guidance. The company continues to closely monitor the evolving situation.

The safety of its people and operations, as well as the protection of the environment, is critical for Cenovus. In June, the company began implementing the Cenovus Operations Integrity Management System, a framework of safety requirements leveraging the best practices of both Cenovus and Husky, which will be used at all sites and facilities.

Operating highlights
Oil Sands
Total crude oil production was 549,400 bbls/d for the Oil Sands segment in the quarter even with planned turnarounds at Foster Creek, Sunrise and several Lloydminster thermal assets. The segment generated operating margin of $1.4 billion in the second quarter, compared with $130 million in the second quarter of 2020. The increase was primarily due to higher average pricing and additional sales volumes from the Husky assets, partially offset by higher transportation and blending costs. Oil sands average netbacks were $32.43/BOE in the quarter, compared with a loss of $4.08/BOE in the second quarter of 2020.

Christina Lake production averaged 230,500 bbls/d in the quarter, an increase of about 7,600 bbls/d from the first quarter of 2021 as re-drilled wells came online and more than 23,000 bbls/d year-over-year, primarily because in the second quarter of 2020 the company voluntarily ran at reduced levels in response to low prices. Production at Foster Creek was 156,800 bbls/d, down approximately 6,300 bbls/d compared with the first quarter of the year and 9,200 bbls/d year-over-year due to a planned turnaround and unplanned operational outages. The application of Cenovus operating techniques at the legacy Husky Lloydminster thermal projects resulted in record quarterly production of 97,700 bbls/d despite turnarounds at several of the operations. Cenovus has increased its Oil Sands

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production guidance to between 540,000 bbls/d and 596,000 bbls/d, including an additional 10,000 bbls/d from the Lloydminster thermal business.

Oil sands per-unit transportation costs decreased 14% in the quarter to $7.37/bbl compared with $8.56/bbl in the second quarter of 2020. Transportation costs for Foster Creek production increased 8% to $12.25/bbl in the second quarter compared with 2020 as Cenovus optimized its pipeline capacity out of Alberta to ship more crude to U.S. destinations to obtain higher prices, partially offset by shipping less by rail than in 2020. The per-barrel transportation costs for Christina Lake production decreased to $6.10/bbl from $6.19/bbl in the same period in 2020 as less crude was sold to the U.S. Gulf Coast than the year before, with no volumes shipped by rail. Blending costs in the quarter were driven by higher condensate prices.

Per-barrel operating costs for the segment were $11.91/bbl compared with $7.36/bbl in the second quarter of 2020, due to higher per-unit operating costs of the legacy Husky assets, planned turnarounds at Foster Creek, Sunrise and several Lloydminster thermal projects, and increased AECO pricing and other commodity-linked costs. Cenovus continues to focus on applying its operating techniques to Husky assets to enhance performance, including further expected reductions in operating costs.

Conventional
The Conventional assets generated operating margin of $142 million in the quarter compared with $32 million in the same period a year ago, due to higher realized sales prices on total production of 141,300 BOE/d, which reflected increased volumes from legacy Husky assets.

Per-unit operating costs were $10.41/bbl compared with $9.05/bbl in the second quarter of 2020, primarily due to higher average operating expenses for the legacy Husky assets. The segment had netbacks of $10.00/bbl in the quarter, compared with $2.93/bbl in 2020.

Offshore
The Offshore segment had total production of 73,000 BOE/d, generating operating margin of $340 million, with a netback of $57.06/BOE.

In the Asia Pacific region, sales volumes of 57,800 BOE/d received total realized sales pricing of $67.93/BOE in the quarter, based on long-term contracted pricing for natural gas and annual pricing contracts for NGLs. Operating netback for Asia Pacific production was $58.34/BOE. In Indonesia, a final investment decision was taken by the joint venture partners for the MAC field in the Madura Strait.

Atlantic region production of 15,200 bbls/d received Brent-like realized pricing of $86.07/bbl in the second quarter, with a netback averaging $52.17/bbl.

Cenovus has increased its Offshore production guidance to reflect the strength and consistency of its operations through the first half of 2021.

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Downstream
Cenovus’s Downstream segment, with total crude throughput of 539,000 bbls/d, generated operating margin of $291 million in the second quarter compared with $129 million in the same period of 2020, due to assets added in the Husky transaction.

Canadian Manufacturing
With solid average utilization of 94%, the Lloydminster Upgrader and Lloydminster Asphalt Refinery contributed to total Canadian Manufacturing operating margin of $189 million. The facilities have been operating reliably and at near capacity throughout the year, with throughput in the second quarter of 103,500 bbls/d. The Canadian Manufacturing segment had operating expense of $9.89/bbl in the quarter compared with $9.69/bbl in the first quarter of 2021.

Volumes shipped by rail through the Bruderheim terminal were 3,100 bbls/d in the quarter compared with 5,700 bbls/d in the same period of 2020 as Cenovus optimized its expanded pipeline capacity out of Alberta to U.S. destinations. The company received $55 million in cash related to a take-or-pay contract for the Bruderheim operations.

U.S. Manufacturing
Increasing demand for refined products saw throughput in the U.S. Manufacturing segment increase to 435,500 bbls/d, compared with 162,300 bbls/d in 2020. This increase was also due to the addition of legacy Husky assets, offset by planned and unplanned maintenance at the Wood River and Borger refineries, and planned outages on third-party pipelines supplying the Lima Refinery. The planned turnarounds at the Wood River and Borger refineries were completed in the quarter.

Utilization in the second quarter averaged 87%. The segment generated operating margin of $96 million compared with $123 million in the second quarter of 2020, largely due to increased operating expenses related to the turnarounds and the higher cost of purchasing Renewable Identification Numbers (RINs). RINs were priced at $8.12/bbl in the second quarter compared with $2.21/bbl in the same period in 2020. RINs pricing was volatile in the first half of the year, ranging from slightly more than US$4.00/bbl to almost US$10.00/bbl.

Operating margin for the second quarter was comparable to the first quarter of 2021 despite higher benchmark crack spreads and increased throughput rates. Operating margin and gross margin were impacted by higher RINs costs, which increased from $180 million in the first quarter to $305 million in the second quarter, and increased refinery feedstock costs due to higher benchmark WTI prices.

Operating expense in the quarter was $9.96/bbl, compared with $11.91/bbl in the year ago period due to higher throughput year-over-year with the addition of legacy Husky assets and as product demand recovers.

Sustainability
Cenovus has entered into a 15-year power purchase agreement with a partnership between Cold Lake First Nations and Elemental Energy Inc. to buy solar-power produced electricity and the associated emissions offsets. The agreement will help Cenovus mitigate its scope 2 emissions, supporting its

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efforts to both reduce greenhouse gas (GHG) emissions and further support Indigenous reconciliation through economic engagement. The 150-megawatt project, to be built in southern Alberta, is expected to begin adding electricity to the provincial grid in 2023.

In June, Cenovus announced its participation in the Oil Sands Pathways to Net Zero initiative, an alliance of five companies with the goal of achieving net zero GHG emissions from their oil sands operations by 2050. The alliance’s net zero ambition will support Canada’s efforts to meet its Paris Agreement commitments and 2050 net zero aspirations.

“We are committed to global climate leadership and to taking bold action to address our emissions challenge, while also helping Canada meet its climate goals and preserving the long-term success of our business and industry, and the benefits it provides,” said Pourbaix. “We will continue working with governments, the clean tech industry and Indigenous communities to make our vision a reality, cementing a spot as the supplier of choice to meet the world’s growing demand for energy.”

Cenovus has released its 2020 Environmental, Social and Governance (ESG) data report, aligning with the Sustainability Accounting Standards Board (SASB) and IPIECA (formerly the International Petroleum Industry Environmental Conservation Association) reporting frameworks. The report includes 2020 performance metrics for Cenovus and Husky and 2016-2019 historical data for Cenovus. Later this year the company will publish a more comprehensive ESG report, aligning with the Task Force on Climate-related Disclosures, and containing pro forma 2020 metrics and revised targets for its five priority areas: climate & GHG emissions, water stewardship, biodiversity, Indigenous reconciliation and inclusion & diversity.

2021 Guidance update
Cenovus has updated its 2021 Guidance. The capital guidance range remains $2.3 billion to $2.7 billion for the year. However it now reflects an increase to the Oil Sands spend of $100 million, which will add production in 2022 including accelerating completion of the Spruce Lake North Lloydminster thermal project and carrying out some redevelopment wells at Christina Lake. This capital increase is offset by a reduction in Downstream of $100 million, which reflects efficiencies identified across the portfolio. The production guidance range for 2021 increased by 2%, including an additional 10,000 bbls/d from Lloydminster thermals and increases in Offshore, partially offset by announced asset sales in the Conventional segment.

The operating cost guidance range for Oil Sands has been increased modestly, reflecting increases in AECO pricing and other commodity-linked costs. While these also impact operating costs for the Lloydminster thermal projects, this is more than offset by efficiencies achieved by applying Cenovus’s operating techniques, and as a result the operating cost range has been reduced. The operating cost guidance for Conventional has also been reduced, reflecting efficiencies achieved there.

See the Guidance document for more detail, including royalties, cash taxes and adjusted funds flow sensitivities, at cenovus.com.

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Dividend
For the third quarter of 2021, the Board of Directors declared a dividend of $0.0175 per share, payable on September 30, 2021 to common shareholders of record as of September 15, 2021. The Board also declared a third-quarter dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on September 30, 2021, to shareholders of record as of September 15, 2021 as follows:

Preferred shares dividend summary
	Rate (%)	Amount ($/share)
Share series
Series 1	2.577	0.16106
Series 2	1.839	0.11588
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as "eligible dividends" for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Conference call today
9 a.m. Mountain Time (11 a.m. Eastern Time)
Cenovus will host a conference call today, July 29, 2021, starting at 9 a.m. MT (11 a.m. ET).
To participate, please dial 888-390-0605 (toll-free in North America) or 416-764-8609 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available. The webcast will be archived for approximately 90 days.

Advisory
Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is

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not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal
This news release contains references to adjusted funds flow, free funds flow and net debt, which are non-GAAP measures. These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus’s Management’s Discussion and Analysis (MD&A) for the period ended June 30, 2021 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the combined company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “achieve”, “ambition”, “aspirations”, “commitments”, “committed”, “continue”, “deliver”, “expect”, “focus”, “goal”, “opportunities”, “on pace”, “on track”, “priority”, “remain”, “target”, “vision” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to statements about: general and 2021 priorities; delivering at least $1 billion in synergies in 2021 and reaching $1.2 billion in annual run-rate synergies by the end of 2021; achieving $10 billion net debt in 2021 and a longer term net debt target of $8 billion or lower; allocation of free cash flow; leveraging and capturing additional synergies from the acquisition of Husky; status of expected one-time integration-related costs; current and future asset sales and the use of proceeds; full year inventory risk management and corporate hedging programs to manage inventory positions and improve certainty; opportunity for incremental shareholder returns and investment in the business; future reductions of per-barrel operating costs in the Oil Sands segment; our expected results for the remainder of 2021; timing of workforce return to the workplace; implementation of the Cenovus Operations Integrity Management System at all sites and facilities; Cenovus’s ambition to achieve net zero emissions by 2050 and plans to set new ESG targets; Cenovus’s expectations for its participation in the Oil Sands Pathways to Net Zero and the power purchase agreement with a partnership between Cold Lake First Nations and Elemental Energy Inc.; quarterly evaluation of declaring dividends; planned turnarounds; and all statements related to the company’s updated 2021 Guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information in this news release are based include, but are not limited to: Cenovus’s ability to realize the anticipated benefits of the Husky transaction; the allocation of free cash flow to Cenovus’s balance sheet; commodity prices; future narrowing of crude oil differentials; Cenovus’s ability to produce on

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an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s updated 2021 Guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward-looking information in this news release include, but are not limited to: Cenovus’s ability to realize the anticipated benefits of the Husky transaction; the effectiveness of Cenovus’s risk management program; the accuracy of estimates regarding commodity prices, operating and capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; ability to successfully complete development plans and improve asset performance; and risks associated with climate change and Cenovus’s assumptions relating thereto.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the period ended June 30, 2021 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Additional information concerning Husky’s business and assets as of December 31, 2020 may be found in Husky’s MD&A and Annual Information Form, each of which is filed and available on SEDAR under Husky’s profile at sedar.com.
Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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